Exhibit (c)(7)
Process Update September 8, 2010

ProcessSummary •Covington has contacted 64 potential partners since launching the process on June 2nd •45 parties responded, 19 parties were unresponsive – 28 were not interested in reviewing – 17 signed NDAs o 9 declined after reviewing dataroom o 8 received bid letters - 2 sent bids - Moving forward with Swenson Granite

Swenson Granite Update

- Bank Financing
  - People's United selected as lead lender
    - Signed term sheet
    - Paid $50,000
    - Began environmental and asset valuation studies
  - People's selected Key Bank as second lender
  - Commitment letter expected 9/10
  - Definitive loan approval expected end of September
- Draft Merger Agreement sent to Sheehan Phinney 9/1

3

COVINGTON | ASSOCIATES

Timing Update • Covington/Skadden to provide update